Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	TransUnion Corp.
	Successor Six Months Ended June 30, 2013	Predecessor and Successor Combined December 31, 2012	Predecessor
(dollars in millions)			2011	2010	2009	2008
Fixed Charges:
Interest Expense	$51.0	$113.3	$126.4	$90.1	$4.0	$0.9
Interest capitalized (on internally developed software)	0.4	0.7	0.6	0.3	—	—
Amortized loan costs not recorded as interest expense	—	0.1	1.6	2.7	0.3	—
Estimate of interest expense within rental expense	—	—	—	—	—	—

Total fixed charges	$51.4	$114.1	$128.6	$93.1	$4.3	$0.9

Earnings:
Income from continuing operations before tax	$34.7	$8.3	$67.1	$83.0	$205.7	$209.9
Less income of noncontrolling interests	(1.7)	(7.4)	(8.0)	(8.3)	(8.1)	(9.2)
Less income from equity investees	(7.3)	(12.1)	(11.4)	(8.4)	(5.3)	(6.6)
Plus fixed charges	51.4	114.1	128.6	93.1	4.3	0.9
Plus amortization of capitalized interest	0.2	0.3	0.3	—	—	—
Dividends from equity method investees	7.4	9.7	8.0	4.9	4.1	4.4
Less interest capitalized	(0.4)	(0.7)	(0.6)	(0.3)	—	—

Total earnings	$84.3	$112.2	$184.0	$164.0	$200.7	$199.4

Ratio of earnings to fixed charges	1.6	1.0	1.4	1.8	46.7	221.6
Earnings shortfall	$—	$1.9	$—	$—	$—	$—